UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2019

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes     ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date January 9, 2019	By	/s/ Wang Jian
	Name:	Wang Jian
	Title:	Company Secretary

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Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

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Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

VOLUNTARY ANNOUNCEMENT

Announcement in Relation to the Completion of Transfer of

7% of Shares in Juneyao Airlines

By a Subsidiary of Controlling Shareholder

This is a voluntary announcement made by China Eastern Airlines Corporation Limited (the “Company”). Reference is made to the voluntary announcements (the “Voluntary Announcements”) dated 12 November 2018 and 23 November 2018 of the Company. Unless otherwise indicated, terms used in this announcement shall have the same meanings as those defined in the Voluntary Announcements.

Recently, the Company received a notice from Eastern Investment, a wholly-owned subsidiary of the Company’s controlling shareholder, CEA Holding, that the registration for the Share Transfer of a total of 7% of shares in Juneyao Airlines from JuneYao Group and Junyao Aviation Investment to Eastern Investment has been completed at the Shanghai Branch of China Securities Depository and Clearing Corporation Limited on 8 January 2019.

In addition to the abovementioned shares the transfer of which have been completed, Eastern Investment will subscribe for not more than 169,130,680 non-publicly issued shares of Juneyao Airlines. Upon completion of subscription of non-publicly issued shares of Juneyao Airlines, Eastern Investment is expected to hold not more than approximately 15% of shares in Juneyao Airlines in aggregate.

The headquarters of CEA Holding and JuneYao Group are both located in Shanghai, and the principal business of both parties is aviation transportation. The transfer of existing shares of Juneyao Airlines by Eastern Investment is significant in further enhancing and deepening the strategic partnership between CEA Holding and JuneYao Group, establishing Shanghai as an aviation hub and serving the “Construction of Five Centers” in Shanghai. It is also an important measure for CEA Holding to respond positively to the State’s call to support the development of the private economy and private enterprises and strengthen the strategic cooperation between state- owned capital and private capital.

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The actual implementation of the capital cooperation between CEA Holding and JuneYao Group will benefit both parties to further strengthen and enhance their business cooperation in different sectors in compliance with laws and regulations, bring synergies to their business, increase their operational efficiency and improve their route network, as well as enhance their service quality to fulfil the demand of social development and outbound tourism, promote the “Four Brands” of Shanghai and implement the State strategy for high-quality development of regional integration of the Yangtze River Delta region.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED Wang Jian
Company Secretary
Shanghai, the People’s Republic of China 8 January 2019

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Ma Xulun (Vice Chairman, President), Lin Wanli (Independent non-executive Director), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director), Cai Hongping (Independent non-executive Director) and Yuan Jun (Employee Representative Director).

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